INVEST IN **NOPALERA**

# Latina Owned, Clean Skincare with $3.2M+ of Revenue





NOPALERA

nopalera.co New York, NY

Female Founder | Ecommerce | Consumer Goods | Retail | Minority Founder

## Highlights

1. $3.2M Revenue in three years, $2M Gross Revenue in 2023
2. Turned down TWO Shark Tank offers
3. 55,000+ D2C Customers
4. Sold in over 400 retail locations, including Nordstrom, Credo, Free People

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## Featured Investors



**Mary Grace Gardner**
Syndicate Lead

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Invested $70,000

"I invested in Nopalera because representation matters, and I want my three half-Mexican children to see a brand that elevates and celebrates their culture. Nopalera fills a key gap in the diversity of the beauty space. I'm excited about the opportunity to center nopal/prickly pear cactus -- a plant that has been a best kept secret for years -- in bath and body products. Their products leave my skin feeling soft and moisturized while leaving behind a clean scent. The team Nopalera has built is strong and led by a powerhouse visionary. Sandra's passion is palpable, her vision is clear, and her focus on results has led the company to quickly gain momentum. I'm excited about both their growth and impact."

Other investors include L'attitude Ventures, Morgan Stanley, Cedar Capital, Katalyst Fund, Diana Hernandez

## Our Team



**Sandra Velasquez** CEO

I had a vision to create an elevated Latina beauty brand that would change the narrative about the value of our goods in the market while inspiring our community to stand in their worth. In 2020, Nopalera was born.



**Priscilla Camacho** VP of Sales


Priscilla has been with Nopalera since November 2020. She brings 19 years of wholesale experience with her, having previously held executive level positions at Byredo, Boy Smells, 3.1 Phillip Lim and others.


### Sam Gomez  *Marketing Manager*

Joined Nopalera in 2020. Strategizes marketing efforts, including milestone moments such as a Shark Tank appearance, multiple product launches, influencer + community events, pop-up store openings, and more.


### Eric Bennett  *Performance Marketer*

Eric joined the Nopalera team in October 2023 to help drive profitable growth and marketing efficiency across all channels. He previously worked at TB12 where he managed all paid social accounts, email marketing, affiliate, and Amazon ads.


### Amanda Lopez  *Brand Photographer*

Amanda joined Nopalera in 2020 bringing with her over a decade of experience creating content for companies such as Netflix, Instagram and Beauty Inc. She produces photo and video content for all of Nopalera's product launches.


### Edith Castro  *Community Manager*

Edith joined the Nopalera team in 2022 as a Social Media Intern. She currently serves as the Community Manager, creating content for Instagram and managing partnerships with influencers and NOPAMIG@S


### Alex Corral, CPA  *Controller*

Leads the accounting function for Nopalera. Alex is a CPA with approximately 15 years of experience in accounting and finance for CPG companies.


### Marie Charlet  *Fractional VP of Finance*

Solution-driven finance executive constantly looking for more efficient and accurate methods of reporting on and driving financial decisions.


### Alex Corral  *Accountant*

Accounting Superstar

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## Natural Skincare Made with Nopal (Prickly Pear Cactus)

I am Sandra Velasquez, the Mexican-American creator and CEO of Nopalera— a clean collection of bath and body products powered by the Nopal cactus— an ancient symbol of Mexican heritage and one of the most sustainable, versatile, and nourishing plants in the world.

Nopalera is leading the Brownspace Opportunity in beauty with its culture-forward brand that speaks directly to an underserved customer - Latinos - the fastest-growing segment in the United States.



**MEETING THE OUTSIZED DEMAND FOR AN UNDERSERVED CUSTOMER**

❖ 64 Million Latinos in USA. 20% of the population.

❖ Fastest growing segment  /  Purchasing power grew 2X faster than non-Latinos

❖ 71% Latinos report buying decisions driven by culture

❖ Latinas over-index in beauty purchases

Source: Nielsen Report

*Source*

Beauty shoppers are notoriously fickle. Our 40% customer repeat purchase rate speaks not only to the quality of our products but the power of our brand and the emotional connection our customers have to it.

We've sold $3.2 Million in the last three years. And we are just getting started. Last year we grew 216%, and we aim to repeat this growth in 2024.


OUR UNIQUE OFFER IN CLEAN BEAUTY
BATH / BODY / HOME CATEGORY
*SUSTAINABLE OFFERINGS FOR CLEANSERS AND MOISTURIZERS*
NEW LAUNCH!
CACTUS SOAPS 4oz
SRP $14
CACTUS CREAM & SHOWER GEL
8oz
SRP $34
SRP $24
*TOP 3 AT CREDO*
*UNIQUE FORMAT*
CACTUS FLOWER EXFOLIANTS
7oz
SRP: $32
BOTANICAL LOTION BARS
2.2 oz
SRP: $30
SCENTED CANDLES (3)
8 oz SRP $48
DISCOVERY SETS & MINIS

People ask: "Why did you turn down TWO Shark Tank offers?!" Ownership & Self Worth is the answer.


Is Nopalera Willing To Negotiate With The Sharks? | Shark T...
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NOPALERA
SHARK TANK
Watch on YouTube

Retailers want something they don't already have - nobody had a brand like Nopalera on their shelves. Within the first year, we attracted dream retailers like Nordstrom, Credo, Free People, and over 400 influential boutiques nationwide.


NORDSTROM
credo
WHOLE FOODS
ATTRACTED DREAM RETAILERS IN YEAR ONE
400 INFLUENTIAL BOUTIQUES + KEY RETAIL + DTC
EXCITING NEW RETAIL
CONVERSATIONS UNDERWAY!

This proves another critical point - that Nopalera is not only for Latinas. Just as

This proves another critical point — that Nopalera is not only for Latinas. Just as L'Occitane is not only for French people and olive oil is not only for Italians.

Latina is our cultural point of view, but clean and elevated skincare is for all. Our successful nationwide distribution demonstrates how the Nopalera brand resonates with everyone.



Our customers love our products because they are culturally relatable, sustainable, and efficacious.



**THE POWER OF THE NOPAL**

**SUSTAINABLE WITH RICH RESULTS**
The nopal (*prickly pear cactus*) is one of the most regenerative, sustainable, and versatile plants in the world. A proven ingredient in prestige skin and hair care for its vitamins, minerals, and antioxidants — our innovation is putting it in body products and recentering its origin story.

**CULTURALLY SYMBOLIC.**
"The most Mexican plant ever!"
A nopalera plant can be seen on the Mexican flag. Like shea butter is to Africa, the nopal is to Mexico. Millions of Mexicans and Mexican-Americans recognize this plant as their own.

**THE EMBODIMENT OF A RESILIENT COMMUNITY,**
Nopalera exists to champion the richness of Mexican heritage, but also the resilience we see within our customer community. Our customers are a reflection of our cultured boldness, and a reminder of the strength in natural beauty born from our native land.

Nopalera's current target customer has helped to get the brand to where it is today. The audience is primarily comprised of Latinas with purchase decisions driven by the fact that it is a Mexican, woman-owned brand. They're motivated by its bold design aesthetic centered around the nopal, the founder's story and audacity, and the collection's clean ingredients.

They feel a direct connection to the success of Nopalera and advocate without being asked - frequently gifting products to increase awareness within their community. They are inspired to see their culture reflected in an elevated way.

It is not only the community that loves to tell our story, the press does too.

Nopalera is leading the Brownspace Opportunity in beauty while inspiring our community to stand in their worth.




NOPALERA
Nasdaq
Strategist
Jessica Marie Garcia, Actress (How To Get Away With Murder)
1M Followers
Oprah Daily
SHARK TANK
TODAY
univision
TELEMUNDO
CAA
ENDEAVOR
AEROMEXICO

The nopal is also market-proven and currently being used by premium skincare brands. However, Nopalera is unique in that it leverages the Nopal as a primary ingredient in body products and branding focus.


NOPAL (PRICKLY PEAR CACTUS) ALREADY PROVEN
& USED IN PREMIUM SKIN & HAIR CARE
• Hydrating: Fatty acids & phytosterols help skin absorb and retain hydration.
• Antioxidant Properties: Vitamin E helps protect skin from environmental damage.
• Anti-Aging Effects: Vitamins A, C, K stimulate collagen production, improve skin elasticity, and reduce appearance of fine lines and wrinkles.
• Evens Skin Tone: 68% Linoleic acid, reduces dark spots and hyperpigmentation.
3X MORE VITAMIN E THAN ARGAN OIL
PRICKLY PEAR HAIR OIL
MAQUI + ACAI PRICKLY PEAR GOJI
ASSEMBLAGE BOTANIQUE TENSEUR AU NOPAL (Firming botanical blend with nopal)
PRICKLY PEAR

**Why a community round?**

Women of color receive less than 1% of venture capital funding, but we have raised $2.6M from amazing VCs like L'attitude Ventures, Katalyst Impact Fund, and Morgan Stanley. They see our significant competitive advantage in taking over the Latino segment of the massive global beauty market.


FOCUSED ON MARKETS WITH STRONG GROWTH OPPORTUNITIES
CLEAN BEAUTY + LATINO = NOPALERA
$500Bn Global Beauty Market
Hispanics are the fastest growing population in the US
$7.22Bn Global Clean Beauty Market
Successful Exits In the Clean Beauty Space
SOL de Janeiro
ACQUIRED BY L'OCCITANE VALUED AT $450MM (2021)
BYREDO
ACQUIRED BY PUIG $1Bn (2022)
Aēsop.
ACQUIRED BY L'OREAL FOR $2.5Bn (2023)
14

Given our community appeal, I am excited to enable our customers to share our success as investors. Nopalera is built through a customer-centric lens, and a community round aligns with our long-term mission.

My vision of Nopalera's future includes celebrating financial success WITH our customers.

I am so excited to invite you to participate. Join us and be a part of building a Latina legacy brand.